

March 26, 2025

Timothy Lu
Chief Executive Officer
Senti Biosciences, Inc.
2 Corporate Drive, First Floor
South San Francisco, CA 94080

> **Re: Senti Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 21, 2025**
> **File No. 333-285985**

Dear Timothy Lu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Dickerson at 202-551-8013 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Swetha Gopalakrishnan, Esq.